

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

September 29, 2005

Jean-Pascal Beaufret, Chief Financial Officer
Alcatel
54, Rue La Boetie
75008 Paris, France

> **Re:** **Alcatel**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **File No. 001-11130**

Dear Mr. Beaufret:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that public media sources and company press releases indicate that you have operations in several countries identified as state sponsors of terrorism by the U.S. State Department and subject to economic sanctions by the U.S. Treasury Department's Office of Foreign Assets Control. For example, we note the statement that Syria is among fifteen countries in which you have offices (see *"Alcatel to inaugurate new Egypt office"* Middle East Company News, Sept. 20, 2004). We also note your September 10, 2004 press release discussing a "major UMTS deployment contract" with General Post and Telecommunication Company of Libya. The announcement states that "this contract reinforces Alcatel's

presence in Libya." In addition, we note your March 23, 2004 announcement of an agreement to supply the first DSL network in Iran. Finally, we note that an August 25, 2005 press release issued by the office of the New York City Comptroller indicates that you have business ties to Sudan.

With a view to disclosure, please describe for us all previous, current and anticipated operations in, and ties to, Syria, Libya, Iran and Sudan. Your response should detail all operations and ties, including contacts through distributors, foreign subsidiaries and other arrangements whether direct or indirect.

2.   With a view to disclosure, please address the materiality of all such operations, contacts or arrangements and your view as to whether those operations or arrangements constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should also include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism. Legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois and New Jersey. In addition, it appears from public media sources that the New York City Comptroller and the California Public Employees' Retirement System have recently requested information or reports from Alcatel regarding the company's operations in Sudan. See New York City Comptroller press release dated August 25, 2005 available at www.comptroller.nyc.gov; and CalPERS Investment Committee agenda item dated September 19, 2005 available at www.calpers.ca.gov.

3.   Please describe for us whether any of your equipment or services used or sold in the above-referenced countries has a military purpose or, to the best of your knowledge, understanding and belief, can be put to military use.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance